El Tinieblo International, Inc.



ANNUAL REPORT

PO Box 7371
Laconia, NH 03247-7371
(603)366-6008
www.eltinieblo.com

This Annual Report is dated December 31, 2019.

BUSINESS

Our company is the international sales and distribution arm of El Tinieblo mezcal, an ultra-premium artisanal product, hand-distilled in the state of Tamaulipas by methods passed down through generations of the Pérez-Salinas family

Previous Offerings

Between January 31, 2019 and December 31, 2019, we sold 34,712 [shares of common stock] in exchange for $10.00 per share under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

Liquidity and Capital Resources

At December 31, 2019, the Company had cash of $ 57,747, Accounts Receivable of $ 34,374 and Inventory of $ 64,804.

Debt

In April of 2019, El Tinieblo International, Inc. acquired TAMA Imports, LLC (a New Hampshire LLC) and 90% of TAMA North Enterprises (a Canadian corporation). In doing so it acquired the debt of each subsidiary.

	12/31/18	12/31/19	Maturity Date
Line of Credit-Bank of NH	$149,399	$148,488	9/13/2050
Auto Loan St.-Mary's Bank	14,779	7,177	12/7/2020
Due to Emlyn McCutcheon	0	100,000	7/31/2020

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Brian J. Gale	Director/CEO
Alfredo Perez-Salinas Tijerina	Director/President
Edgar D. McKean III	Director/Chairman of the Board
Cynthia P. Baron	CFO
Marie S. McKean	Secretary/Treasurer
Matthew D. McKean	VP

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common and Preferred Stock, our only outstanding classes of capital stock, as of December 31, 2019, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Class A Preferred	Alfredo Salinas-Perez Tijerina c Falda Sur Loma Larga Col Fuentes Del Valle San Pedro Garza Garcia, NL Mexico	525,000		58.33%
	Edgar D. McKean III 1 Wildwood Rd Laconia, NH 03246	225,000		25.00%
	Ungranted Incentive Option Shares	0	150,000	16.67%
Common Non-Voting	OPO Round #1 Authorized and Outstanding	34,712	165,288	100%

RELATED PARTY TRANSACTIONS

On April 3, 2019, El Tinieblo International, Inc (ETI) acquired 100% membership interest of TAMA Imports, LLC by entering a contribution agreement with TAMA Imports LLC. ETI issued 675,000 shares of Preferred Class A stock to TAMA Imports, LLC members at a par value of $0.01 per share, for a value of $6,750.

On April 3, 2019, El Tinieblo International, Inc (ETI) acquired 90% ownership of TAMA North Enterprises, Inc by entering a contribution agreement with TAMA North Enterprises, Inc. ETI issued 75,000 shares of Preferred Class A stock to TAMA North Enterprises, Inc shareholders at a par value of $0.01 per share, for a value of $750.

OUR SECURITIES

On May 9, 2019, El Tinieblo International, Inc amended and restated its certificate of incorporation to a par value of $0.0001

The total number of shares of all classes of stock which the Corporation shall have authority to issue is **1,100,000:** (i) **200,000** shares of Common Stock, $0.0001 par value per share ("Common Stock"), and (ii) **900,000** shares of Class A Preferred Stock, $0.0001 par value per share ("Preferred Stock").

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.
If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;
(2) to an accredited investor;
(3) as part of an offering registered with the SEC; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on March 31, 2020.

El Tinieblo International, Inc.

By DocuSigned by: [signature] 807256306EE8486... 4/6/2020

Title: Chief Executive Officer

<u>Exhibit A</u>

FINANCIAL STATEMENTS

CERTIFICATION

I, Cynthia P. Baron, Chief Financial Officer of El Tinieblo International, Inc., hereby certify that the financial statements of El Tinieblo International, Inc. included in this Report are true and complete in all material respects.

DocuSigned by:

Cynthia P. Baron

3EE99F525D0841E...

Chief Financial Officer

4/6/2020

EL TINIEBLO INTERNATIONAL, INC.

CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
YEAR ENDED DECEMBER 31, 2019 AND 2018

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
EL Tinieblo International, Inc.
Laconia, New Hampshire

We have reviewed the accompanying consolidated financial statements of El Tinieblo International, Inc (the "Company,"), which comprise the consolidated balance sheets as of December 31, 2019 and December 31, 2018, and the related consolidated statement of operations, statements of shareholders' equity (deficit), and cash flows for the years ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 25, 2020
Los Angeles, California

EL TINIEBLO INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	60,257	$	178
Restricted cash		18,121		-
Accounts receivable—net		26,846		-
Inventories		64,804		-
Prepaids and other current assets		-		-
Total current assets		**170,028**		**178**
Property and equipment, net		12,894		-
Goodwill		195,364		-
Total assets	$	**378,286**	$	**178**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	52,641	$	-
Credit Card		43,033		-
Note Payable-Current Portion		135,497		-
Other current liabilities		7,735		6,946
Total current liabilities		**238,907**		**6,946**
Line of Credit		148,488		-
Note payable		-		-
Total liabilities		**387,394**		**6,946**
STOCKHOLDERS' EQUITY				
Common Stock		3		-
Preferred Stock		75		-
Additional Paid In Capital (APIC)		334,557		-
Equity issuance cost		(78,323)		-
Cumulative Translation Adjustment		656		-
Non-controlling interest		(487)		
Retained earnings/(Accumulated Deficit)		(265,589)		(6,768)
Total stockholders' equity		**(9,108)**		**(6,768)**
Total liabilities and sotckholders' equity	$	**378,286**	$	**178**

See accompanying notes to financial statements.

EL TINIEBLO INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
Net revenue	$	60,922	$	-
Cost of goods sold		33,494		-
Gross profit		27,428		-
Operating expenses				
General and administrative		253,703		6,768
Sales and marketing		16,476		-
Total operating expenses		270,179		6,768
Operating income/(loss)		(242,751)		(6,768)
Interest expense		16,558		-
Income/(Loss) before provision for income taxes		(259,309)		(6,768)
Provision/(Benefit) for income taxes		-		-
Net income/(loss), including portion attributable to noncontrolling interest		**(259,309)**		**(6,768)**
Net income/(loss) attributable to noncontrolling interest		(488)		-
Net income/(loss) attributable to shareholders of EL Tinieblo International Inc.	$	**(258,821)**	$	**(6,768)**

See accompanying notes to financial statements.

EL TINIEBLO INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in thousands, $US)	Common Stock		Preferred Stock		Additional Paid In Capital (APIC)	Equity Issuance Cost	Accumulated Deficit	Non-controlling interest	Cumulative Translation Adjustment	Total Stockholders' Equity
	Shares	Amount	Shares	Amount						
Balance—Inception (September 24, 2018)	-	$ -	-	$ -	$ -	$ -	$ -	$ -	$ -	$ -
	-									
Net income/(loss)	-	-	-	-	-	-	(6,768)			(6,768)
Issuance of common shares	-									-
Balance—December 31, 2018	-	$ -	-	$ -	$ -	$ -	(6,768)	$ -	$ -	(6,768)
Net income/(loss)	-	-	-	-	-	-	(258,821)	(488)	-	(259,309)
Issuance of common shares	34,712	3	-	-	327,875	-	-	-	-	327,878
Equity issuance costs	-	-	-	-	-	(78,323)	-	-	-	(78,323)
Acqusition of Tama North & Tama Imports	-		750,000	75	6,682	-	-	1	-	6,758
Cumulative Translation Adjustment	-	-	-	-	-	-	-	-	656	656
Balance—December 31, 2019	34,712 $	3	750,000 $	75	$ 334,557	$ (78,323)	$ (265,589)	$ (487)	$ 656 $	(9,108)

See accompanying notes to financial statements.

EL TINIEBLO INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31, 2019 and 2018	2019	2018
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (259,309)	$ (6,768)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	3,413	-
Bad debt expense	7,527	-
Changes in operating assets and liabilities:		
Accounts receivable	(6,542)	-
Inventory	(41,425)	-
Prepaid expenses and other current assets	34,207	-
Accounts payable and accrued expenses	(8,958)	-
Other current liabilities	789	6,946
Net cash provided/(used) by operating activities	**(270,296)**	**178**
CASH FLOW FROM INVESTING ACTIVITIES		
Acquisitions net of cash acquired	4,160	-
Net cash provided/(used) in investing activities	**4,160**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings on Notes	103,238	-
Repayment on Notes	(7,602)	
Repayment on Line of Credit	(1,512)	-
Equity raise	327,878	
Equity Issuance Costs	(78,323)	-
Net cash provided/(used) by financing activities	**343,679**	**-**
Effect of foreign currency exchange rate changes on cash	**656**	**-**
Change in cash, cash equvalents and restricted cash	78,199	178
Change in cash, cash equvalents and restricted cash —beginning of year	178	-
Change in cash, cash equvalents and restricted cash —end of year	**$ 78,377**	**$ 178**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -

See accompanying notes to financial statements.

1.   SUMMARY

El Tinieblo International, Inc was formed on September 24, 2018 ("Inception") in the State of Delaware. The financial statements of El Tinieblo International, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Laconia, New Hampshire

El Tinieblo is a sustainability-first artisanal mezcal brand, and unique in that we are completely self-reliant. We grow our agave with no pesticides/insecticides at Ranch Tinieblo, a 9,000 acre farm in Tamaulipas. We then harvest, cook, distill and age the product with the careful guidance of Master Mezcalero Don Balthazar Cruz. Finally, we bottle it one by one in 100% recycled glass hand-blown bottles for shipment.

El Tinieblo International, Inc. (ETI) will serve as the international sales and distribution arm for our Mexico based premium mezcal brand El Tinieblo. With a charter to develop all business in markets outside of Mexico, El Tinieblo International will grow existing US and Canadian sales as well as find and develop new importers across the globe.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of EL Tinieblo International, Inc., and completely owned subsidiaries over which EL Tinieblo International, Inc. exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Restricted cash

Restricted cash is that portion of cash that is set aside for a specific purpose and is not available for general business use on an immediate basis. This cash is held in a special account (escrow account) and it pertains to fundraising from crowdfunding campaigns, and it remains separate from the rest of the company's cash and cash equivalent.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, the Company determined that no reserve was necessary.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Goodwill

Goodwill represents the excess cost of a business acquisition over the fair value of the identifiable net assets acquired. Fair values for goodwill and indefinite-lived intangible assets are determined based on discounted cash flows, market multiples or appraised values, as appropriate. Goodwill is evaluated for impairment annually in accordance with ASC 350.

Business Combination

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company. Business combinations are accounted for using the acquisition method of accounting. The consideration of each acquisition is measured at the aggregate of the fair values of tangible and intangible assets obtained, liabilities and contingent liabilities incurred or assumed, and equity instruments issued by the Company at the date of acquisition. Key assumptions routinely utilized in allocation of purchase price to intangible assets include projected financial information such as revenue projections for companies acquired. As of the acquisition date, goodwill is measured as the excess of consideration given, generally measured at fair value, and the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed.

Income Taxes

EL Tinieblo International, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company will recognize revenues primarily from sales of its liquors products in US through distributors and outside the US through importers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Operating Leases

Operating leases relate to vehicles and equipment. Rent expense for operating leases is recognized on a straight-line basis over the term of the leases, which ranges from 3 to 5 years.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 25, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   ACQUISTIONS

On April 3, 2019, Tama Imports, LLC became a wholly owned subsidiary of El Tinieblo International, Inc (ETI). ETI acquired 100% membership interest of TAMA Imports, LLC by entering a contribution agreement with TAMA Imports LLC. ETI issued 675,000 shares of Preferred Class A stock to TAMA Imports, LLC members at a par value of $0.0001 per share, for a value of $6,750. The following table outlines the purchase price allocation:

Cash	$	3,860
Accounts Receivable		18,532
Prepaids and other current assets		34,206
Inventory		23,380
Property and equipment		16,307
Goodwill		195,047
Accounts payable		(59,390)
Credit Cards		(39,331)
Notes payable		(35,861)
Line of Credit		(150,000)
Consideration exchanged	$	**6,750**

On April 3, 2019, El Tinieblo International, Inc. (ETI) acquired 90% ownership of TAMA North Enterprises, Inc. by entering a contribution agreement with TAMA North Enterprises, Inc. ETI issued 75,000 shares of Preferred Class A stock to TAMA North Enterprises, Inc shareholders at a par value of $0.0001 per share, for a value of $7. The following table outlines the purchase price allocation:

Cash	$	300
Accounts Receivable		9,300
Prepaids and other current assets		1
Goodwill		318
Accounts payable		(5,910)
Notes payable		(4,000)
Non-controlling interest		(1)
Consideration exchanged	$	7

4.   GOODWILL

As of December 31, 2019, and December 31, 2018, the change in goodwill consists of the following:

As of Year Ended December 31,		2019		2018
Beginning balance	$	-	$	-
Acquisitions		195,364		-
Ending balance	$	**195,364**	$	**-**

The acquisition during fiscal year 2019 pertains to Tama Imports, LLC and TAMA North Enterprises, Inc.

5.   INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,		2019		2018
Finished Inventory	$	64,804	$	-
Total Inventories	$	**64,804**	$	**-**

6.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,	2019		2018
Accrued Interest	5,823		-
Accrued Payroll	1,777		-
Accrued Payroll Taxes	136		-
Accrued Expenses			6,946
Total Other Current Liabilities	$ 7,735	$	6,946

7.   PROPERTY AND EQUIPMENT

As of December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2019		2018	
Vehicles	$	22,754	$	-
Property and Equipment, at Cost		**22,754**		**-**
Accumulated depreciation		(9,860)		-
Property and Equipment, Net	$	**12,894**	$	**-**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 was in the amount of $3,413. There was no depreciation expense for fiscal year 2018.

8.   CAPITALIZATION AND EQUITY TRANSACTIONS

The Company's authorized share capital consisted of 200,000 of common shares with a par value of $ 0.0001 and 900,000 of Class A Preferred Stock, $ 0.0001 par value per share

Common Stock

As of December 31, 2019, 34,712 shares of common stock are issued for value of $ 347,120. Common stock issued through crowdfunding campaign during 2019, with equity issuance costs being capitalized in the amount of $ 78,323.

Preferred Stock

As of December 31, 2019, 750,000 shares of preferred stock are issued for the amount of $ 6,757.

On April 3, 2019 EL Tinieblo issued 675,000 shares of Preferred Class A stock to TAMA Imports, LLC members for acquisition of 100% share in ownership (through contribution agreement) at a par value of $0.0001 per share, for a value of $6,750.

On April 3, 2019 EL Tinieblo issued 75,000 shares of Preferred Class A stock to Tama North Enterprises, Inc. for acquisition of 90% share in ownership (through contribution agreement) at a par value of $0.0001 per share, for a value of $7

9.   DEBT

Notes Payable

On June 5, 2019, the company El Tinieblo International, Inc. issued a convertible note purchase agreement to Emlyn McCutcheon in the amount of $ 100,000. The loan carries an interest rate of 10% per year and matures on July 31, 2020. Total outstanding as of December 31, 2019 was $ 100,000. The entire loan has been classified as current.

The company Tama Import LLC (subsidiary) issued promissory note agreement to one of the owners Alfredo Perez Salinas in the total amounts of $ 3,245 with maturity date on December 31, 2019. The loans carry no interest and is payable once the company generates enough working capital to sustain itself and become profitable. The entire loan has been classified as current.

On September 7, 2017 the company Tama Import LLC (subsidiary) signed a retail installment contract and security agreement with Auto Services Dealership in the amount of $22,754 for a 2017 Dodge Grand Caravan vehicle. The auto loan carried a yearly interest rate of 3.09%. The loan matures after 144 months of monthly payments in the amount of $662.58. As of December 31, 2019, the loan had a balance of $7,177. The entire loan has been classified as current.

On June 5, 2019, the company Tama North Enterprises, Inc. also issued a convertible note purchase agreement to Edgar D. McKean III in the amount of 20,000 with maturity date as of December 31, 2020. Total outstanding as of December 31, 2019 was $ 20, 000 The entire loan has been classified as current.

During 2019, the company Tama North entered into a promissory note with Emlyn McCutcheon the amount of $ 3,079. The loan matures on December 31, 2020. The entire loan has been classified as current.

Line of Credit

The Company Tama Import LLC (subsidiary) has line of credit with the Bank of New Hampshire that has a limit of $150,000 and an annual percentage rate of 4.25%. As of December 31, 2019, the balance was $ 148,487. Due to the nature of the line of credit, the entire loan has been classified as non-current.

10.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (79,666)	$ (1,997)
Valuation Allowance	79,666	1,997
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (83,659)	$ (1,997)
Valuation Allowance	83,659	1,997
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had federal net operating loss ("NOL") carryforwards of approximately $79,666 The Company had state NOL carryforwards of approximately $83,659. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and Delaware jurisdictions for each year in which a tax return was filed.

11.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. RELATED PARTY

The Company received several loans from their shareholders, all listed under note 9 'Debt'.

During fiscal year 2019, the Company purchased $6,060 of product from Mezcales de Tamaulipas, which is owned by a majority shareholder of EL Tinieblo International, Inc.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 25, 2020, the date the financial statements were available to be issued.

Subsequent to December 31, 2019, the Company continued to sell 10,254 shares of common stock through its Regulation CrowdFunding ("Reg CF") on StartEngine, LLC. The Company recognized gross proceeds of $98,250 and had a subscription receivable of $67,960 related to the sale of these shares as April 25, 2020. In connection with this offering, the Company incurred offering costs of $44,753.17, which reduced additional paid-in capital.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and had an accumulated deficit of $265,589 and $ 6,768 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.